UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Multiband Corporation

(Name of Subject Company (Issuer))

Multiband Corporation

(Name of Filing Person (Offeror and Issuer))

Common Stock, No Par Value per Share

(Title of Class of Securities)

62544X209

(CUSIP Numbers of Class of Securities)

(Underlying Common Stock)

James L. Mandel
Chief Executive Officer
5605 Green Circle Drive
Minnetonka, Minnesota 55343
(763) 504-3000
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Steven M. Bell, Esq. Chief Financial Officer, Secretary and General Counsel Multiband Corporation 5605 Green Circle Drive Minnetonka, Minnesota 55343 Telephone: (763) 504-3000 Telecopy: (763) 504-3141	Philip T. Colton, Esq. Karen V. Bertulli, Esq. Winthrop & Weinstine, P.A. 225 South Sixth Street, Suite 3500 Minneapolis, Minnesota 55402 Telephone: (612) 604-6400 Telecopy: (612) 604-6500

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
Not Applicable	Not Applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report: May 21, 2013

(Date of earliest reported)

Multiband Corporation

(Exact name of registrant as specified in its chapter)

Commission File Number: 13529

Minnesota	41-1255001
(State or other jurisdiction	(IRS Employer
of incorporation)	Identification No.)

5605 Green Circle Drive, Minnetonka, MN 55343

(Address of principal executive offices, including zip code)

(763) 504-3000

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

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Item 1.01 Entry into a Material Definitive Agreement.

Merger Agreement

On May 21, 2013, Multiband Corporation (“Multiband”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), with Goodman Networks Incorporated (“Parent”) and Manatee Merger Sub Corporation, a wholly-owned subsidiary of Parent (“Merger Sub”), under which Merger Sub would merge with and into Multiband, with Multiband continuing after the merger as the surviving corporation and a wholly-owned subsidiary of Parent (the “Merger”).

At the effective time of the Merger, each issued and outstanding share of common stock, no par value per share (the “Common Stock”), of Multiband will be converted into the right to receive $3.25 in cash, without interest. The all cash transaction is valued at approximately $116 million, net of debt and cash acquired, and including consideration to be paid to holders of outstanding options and warrants.

Multiband has agreed to offer to amend each stock option outstanding immediately prior to the Effective Time that was issued under the terms of the 1999 Stock Compensation Plan (“Employee Options”). The amendment will provide that each holder of Employee Options shall be entitled to receive, in consideration of the cancellation of all such Employee Options held by such option holder, subject to the consummation of the Merger and effective as of the Effective Time, a cash payment per share equal to the greater of: (i) if a positive number, the excess of $3.25 over the exercise price of the applicable Employee Option for Employee Options, or (ii) $0.50 per Employee Option for Employee Options.

The Board of Directors of Multiband approved the Merger Agreement by a unanimous vote, acting upon the unanimous recommendation of the special committee of the Board. The Merger Agreement contains customary representations, warranties and covenants of Multiband, Parent and Merger Sub. The closing of the Merger is subject to the approval of Multiband’s shareholders, as well as regulatory approvals, including expiration or early termination of the waiting period applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 as amended, the FCC, and other customary closing conditions. The closing of the Merger is not subject to a financing condition. Upon the close of the Merger, which is expected to occur in the third quarter of 2013, Multiband will be operated as a wholly-owned subsidiary of Goodman Networks and continue under Jim Mandel’s leadership in the role of Chief Executive Officer of Multiband.

Under the terms of the Merger Agreement, for a period of 45 calendar days, Multiband may solicit alternative proposals from third parties. Multiband does not anticipate that it will disclose any developments with regard to this process unless and until the Multiband Board of Directors makes a decision with respect to any potential superior proposal. There are no guarantees that this process will result in a superior proposal.

The Merger Agreement contains certain termination rights for Multiband and Parent. Upon termination of the Merger Agreement under specified circumstances, Multiband will be required to pay Parent a termination fee of $5.0 million, which amount increases to $6.0 million following the expiration of the 45 day solicitation period. The Merger Agreement also provides that Parent will be required to reimburse Multiband for up to $1.5 million in expenses in the event Multiband terminates the Merger Agreement under specified circumstances.

In addition, the Merger Agreement contains representations and warranties that Multiband, on the one hand, and Parent and Merger Sub, on the other hand, made to each other as of the date of the Merger Agreement or other specific dates, and such representations and warranties should not be relied upon by any other person. The assertions embodied in those representations and warranties were made solely for purposes of the contract between Multiband, Parent and Merger Sub and are subject to important qualifications and limitations agreed to by Multiband and Parent in connection with negotiating the Merger Agreement. Accordingly, you should not rely on the representations and warranties as accurate or complete or characterizations of the actual state of facts as of any specified date since they are modified in important part by the underlying disclosure schedules and are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among Multiband, Parent and Merger Sub rather than establishing matters as facts.

Multiband’s shareholders will be given information about the transaction in a proxy statement that Multiband will file with the Securities and Exchange Commission and send to its shareholders.

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The foregoing summary of the Merger Agreement and the Merger does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, a copy of which is filed as Exhibit 2.1 hereto and the terms of which are incorporated herein by reference.

Forms of the employment agreements for Messrs. Mandel and Bell effective upon consummation of the transaction are attached hereto as Exhibit 10.1 and 10.2, respectively.

Item 1.02 Termination of a Material Definitive Agreement

As previously reported, on July 9, 2012, Multiband entered into an acquisition agreement with MDU Communications International, Inc., a Delaware corporation (MDUC). The deadline for completing the transaction was February 28, 2013. In connection with entering into the Merger Agreement, on May 21, 2013, Multiband terminated the agreement with MDUC.

Item 8.01 Other Events.

On May 22, 2013, Multiband and Parent issued a press release announcing that they had entered into the Merger Agreement. A copy of such press release is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Additional Information

This document may be deemed to be solicitation material in respect of the proposed merger between Multiband and a subsidiary of Goodman Networks. Multiband will file with the SEC, and furnish to its shareholders, a proxy statement soliciting proxies for the meeting of its shareholders to be called with respect to the proposed transaction between Multiband, Parent and Merger Sub. SECURITY HOLDERS OF MULTIBAND ARE ADVISED TO READ THE PROXY STATEMENT WHEN IT IS FINALIZED AND DISTRIBUTED TO THEM BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Multiband’s shareholders and other interested parties will be able to obtain, without charge, a copy of the proxy statement (when available) and other relevant documents filed with the SEC from the SEC’s website at www.sec.gov. Multiband’s shareholders and other interested parties will also be able to obtain, without charge, a copy of the proxy statement (when available) and other relevant documents from Multiband’s website, http://www.multibandusa.com/investorRelations.asp or by directing a request to Multiband by telephone at (763) 504-3000, via electronic mail to steve.bell@multibandusa.com or by mail at Multiband Corporation, 5605 Green Circle Drive, Minnetonka, MN 55343.

Multiband and certain of its directors, executive officers, and certain other members of management and employees of Multiband may be deemed to be “participants” in the solicitation of proxies from Multiband’s shareholders in favor of the proposed Merger. Information about Multiband’s directors and executive officers is set forth in Multiband’s Annual Report on Form 10-K filed with the SEC on April 1, 2013. Additional information regarding the interests of these individuals and other persons who may be deemed to be participants in the solicitation will be included in the proxy statement for the transaction that Multiband will file with the SEC.

The amendment of the Employee Options described above will be accomplished through a tender offer that has not yet commenced. This report is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Multiband will file a Tender Offer Statement on Schedule TO with the SEC. The Tender Offer Statement (including an Offer to Amend, a related Letter of Transmittal and other tender offer documents) will contain important information that should be read carefully before any decision is made with respect to the tender offer. These documents (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov and Multiband’s website http://www.multibandusa.com/investorrelations.asp

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Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Merger by and among Multiband Corporation, Goodman Networks Incorporated and Manatee Merger Sub Corporation dated as of May 21, 2013*

10.1	Form of James L. Mandel Employment Agreement

10.2	Form of Steven M. Bell Employment Agreement

99.1	Press Release dated May 22, 2013

* Schedules and exhibits omitted pursuant to Item 601(b)(2) of Regulation S-K. Multiband agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MULTIBAND CORPORATION

May 22, 2013	By:	/s/ James L. Mandel
Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger by and among Multiband Corporation, Goodman Networks Incorporated and Manatee Merger Sub Corporation dated as of May 21, 2013*

10.1	Form of James L. Mandel Employment Agreement

10.2	Form of Steven M. Bell Employment Agreement

99.1	Press Release dated May 22, 2013

* Schedules and exhibits omitted pursuant to Item 601(b)(2) of Regulation S-K. Multiband agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.

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